UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2022

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 31, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on March 31, 2022, IFS’s 2022 Annual Shareholders’ Meeting at first call approved the following:

1.	The 2021 Results Presentation.

2.	The Annual Report for the fiscal year 2021.

3.	The Audited Separate and Consolidated Financial Statements for the fiscal year 2021.

4.	Take acknowledgment of results of IFS participation in the S&P Global 2021 Corporate Sustainability Assessment (CSA), and progress in matters of corporate sustainability (ESG).

5.	The Net Profit Allocation and Dividend Distribution for the fiscal year 2021, as follows:

i.	To allocate PEN 800,000,000.00 (Eight hundred million and 00/100 Peruvian Soles) to constitution of reserves.
ii.

To distribute US$1.75 (One and 75/100 US dollars) per share as dividend on the 2021 net profits. The total amount of dividends which will be distributed by IFS will be USD$202,024,733.75 (Two Hundred Two Million Twenty-Four Thousand Seven Hundred Thirty-Three and 75/100 US Dollars) or PEN 751,532,009.55 (Seven Hundred Fifty-One Million Five Hundred Thirty-Two Thousand and Nine and 55/100 Peruvian Soles) based on exchange rate of PEN 3.72 per dollar.

iii.	To set April 28, 2022 as Record Date, and May 6, 2022 as Payment Date.
iv.

To allocate PEN 238,623,127.49 (Two Hundred Thirty-Eight Million Six Hundred Twenty-Three Thousand One Hundred Twenty Seven and 49/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made.

6.

The IFS’ 2022 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the company’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it.

7.

The delegation to the Audit Committee of the Board of Directors of the power to approve the engagement and compensation of the external auditors for IFS and subsidiaries for the fiscal year 2022, or any period longer than a year, which in no case shall exceed the auditable year 2026; and determine their retribution.

8.

Approve that Juan Antonio Castro Molina, identified with DNI No. 09337988 and Claudia Patricia Calderón Correa, identified with DNI No. 45043475, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 31, 2022	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel